Exhibit 99.7
08 November, 2006
First Nine Months of 2006 SCOR records a net income of
EUR 155 million, up 87%
Results for the first nine months of 2006
•	Gross written premiums: EUR 2,091 million (+ 18%*), of which Non-Life business amounts to EUR 1,285 million (+28%*) and Life business amounts to EUR 806 million (+ 5.5%*)

•	Operating income: EUR 286 million (+ 54%*)

•	Net income: EUR 155 million (+ 87%*)

•	Net income per share: EUR 0.16 (+ 60%*)

•	Shareholders’ equity at 30 September 2006: EUR 1,760 million (compared to EUR 1,719 million at 31 December 2005)

•	Combined ratio for Non-Life reinsurance: 97.1 % at 30 September 2006 compared to 106.0 % at 30 September 2005

•	Margin on net earned premiums for Life reinsurance: 7.4% compared to 7.8%*

•	Gross investment income: EUR 346 million (quasi-stable*)
Significant Events
•	Accelerated growth in property & casualty reinsurance and renewed growth in Life insurance

•	The Revios acquisition/integration is proceeding in accordance with the market plan set at the beginning of July

•	Upgrade of the Group’s rating to “A-, stable outlook” by AM Best on 8 September 2006

•	Upgrade of the Group’s rating to “A3, stable outlook” by Moody’s on 13 October 2006

* compared to the first nine months of 2005
The SCOR Board of Director’s meeting of 7 November 2006, chaired by Denis Kessler, approved SCOR’s accounts for the first nine months of 2006. These results do not incorporate the Revios accounts, which will be integrated into those of SCOR as of the closing date of the acquisition transaction.
1. The Group’s business and profitability are experiencing rapid growth
For the first nine months of 2006, the Group’s premium income (Life and Non-Life), expressed in terms of gross written premiums, stands at EUR 2,091 million, up 18% compared to the first nine months of 2005. This increase is due both to a sharp increase in Treaty business (+27.4%) and Large Corporate Accounts business (+28.3%) in Non-Life reinsurance, and to renewed growth in Life reinsurance business (+5.5%).
Operating income for the first nine months of 2006 stands at EUR 286 million, up 54 % compared to the first nine months of 2005. This is distributed as follows: Non-Life operating income of EUR 230 million and Life operating income of EUR 56 million.
Net income before tax stands at EUR 242 million. After tax, net income for the first nine months of 2006 stands at EUR 155 million, up 87% compared to the first nine months of 2005.
Group equity at 30 September 2006 stands at EUR 1,760 million, up 5.3% compared to 30 June 2006, and 2.4% compared to 31 December 2005.
Permanent capital, which includes equity capital and the Group’s long-term debts, stands at EUR 2,597 million. This figure includes the EUR 350 million subordinated debt issue of 19 July 2006, which was part of the Revios acquisition. The EUR 204 million senior debt, which is due on 21 June 2007, is now classed as a short-term debt.
The Group’s global cash-flow is positive for the first nine months of 2006 at EUR 547 million, which includes the cash flow resulting from the EUR 350 million subordinated debt issue of 19 July 2006.
Net liabilities relating to contracts, which include technical reserves for insurance contracts as well as liabilities linked to financial contracts net of retrocessions, reaches EUR 8,681 million at 30 September 2006, compared to EUR 8,758 million at 31 December 2005. This slight decrease reflects a translation differential.
Group overheads amount to EUR 151 million for the first nine months of 2006, compared to EUR 150 million for the first nine months of 2005. Relative to premiums, the Group’s cost ratio has improved at 7.2% for the first nine months of 2006, which shows an improvement compared to the first nine months of 2005 (8.5%).

2.	Results by line of business demonstrate accelerated growth in Non-Life reinsurance and renewed growth in Life reinsurance
2.1. In Non-Life reinsurance, premium income reaches EUR 1,285 million for the first nine months of 2006, up 28% compared to the first nine months of 2005. This is due to sustained business activity and to our teams’ high degree of mobilisation throughout the world.
In total, Non-Life business in Europe is up by 31% for the first nine months of 2006 compared to the first nine months of 2005, with a gross written premium amount of EUR 760 million. In the rest of the world (Asia-Pacific and the Middle East), gross written premiums reach EUR 354 million (+21%). In North America, gross written premiums amount to EUR 171 million (+29%).
The combined ratio for Non-Life reinsurance business stands at 97.1% (including CRP) for the first nine months of 2006, compared to 106.0% (including CRP) for the first nine months of 2005. Excluding CRP, a run-off subsidiary, the combined ratio amounts to 96.6% for the first nine months of 2006, compared to 103.8% for the first nine months of 2005.
2.2. Gross written premiums in Life reinsurance reach EUR 806 million for the first nine months of 2006, up 5.5% compared to the first nine months of 2005. Life reinsurance business is has expanded by 12% in Europe and by 16% in Asia compared to the first nine months of 2005. The market shares gained bear witness to both the matching of products to demand and the commercial dynamism of our teams. In the United States, underwriting is down by 6% for the same period. SCOR Life Re’s business, which is particularly sensitive to ratings, should benefit progressively from the upgrades of the Group’s rating.
Operating income for Life reinsurance business reaches EUR 56 million for the first nine months of 2006, compared to EUR 58 million for the first nine months of 2005.
3. Investment management makes a significant contribution to the results
Gross investment income for the first nine months of 2006 amounts to EUR 346 million, quasi-stable compared to the first nine months of 2005. The gross annual yield of invested assets reaches 4.9%, up 10 basis points compared to the same period last year.
Gross investment income in the first nine months of 2006 is distributed as follows: EUR 266 million in current yield (compared to EUR 243 million for the first nine months of 2005), EUR 27 million in changes in fair value by income (compared to EUR 34 million for the first nine months of 2005) and EUR 64 million in capital gains on asset sales net of writedowns (compared to EUR 53 million for the first nine months of 2005). This gross investment income includes foreign exchange losses of EUR -10 million, notably due to the cost of hedging arrangements.
At 30 September 2006, investments reach EUR 9,842 million compared to EUR 9,635 million at 31 December 2005. Investments at 30 September 2006 are distributed as follows: 51.6% in bonds, 22.5% in cash and equivalents, 14.6% in loans and receivables, 8.4% in shares and 2.9% in real estate.
4. The Revios acquisition process continues
At the present time, SCOR has obtained nine of the ten authorisations requested from the supervisory authorities and all three authorisations requested from the competition authorities.
The most suitable courses of action for the incorporate of Revios into SCOR have been identified and the means to implement this as soon as possible with a minimum of risk have been put into place.
The closing of the transaction should take place over the coming weeks.
***
Denis Kessler, Chairman and Chief Executive Officer, said:
“The Group’s business has grown significantly since the beginning of the year. Gross written premiums are up by 28% in property & casualty reinsurance. They have increased by an average of 5.5% in life reinsurance, with sharp rises in Asia (+16%) and Europe (+12%). This growth in business is proceeding in accordance with the underwriting plan and its profitability criteria, working with traditional clients on markets viewed as high-priority. The Group’s profitability has increased sharply. Operating income is up by 54% and net income by 87%. All of the Group’s business has contributed to this performance.
Thanks to its level of solvency and the solidity of its financial foundations, borne out by the successive rating upgrades, the Group is confidently preparing for the end of year renewals. It has also made extensive preparations for the integration of Revios, which will take place on the closing of the transaction, expected by the end of November. This merger will strengthen the Group’s development in life reinsurance throughout the world”.

Consolidated key figures under IFRS

In EUR millions	30 September	30 September
(at current exchange rates)	2005	2006	Variation

Gross written premiums	1,767	2,091	+ 18%
Net earned premiums	1,671	1,835	+ 10%
Operating income	186	286	+ 54%
Net income	83	155	+ 87%

In EUR millions	31 December	30 September
(at current exchange rates)	2005	2006	Variation

Net liabilities relating to contracts	8,758	8,681	- 0.9%
Investments	9,635	9,842	+ 2.1%
Group equity	1,719	1,760	+2.4%

	30 September	30 September
En EUR	2005	2006	Variation

Net income per share	0.10	0.16	+ 60%
Net book value per share	1.74	1.85	+ 6.3%
2007 Communications timetable

2006 Annual Turnover	14 February 2007
2007 Renewals (excluding Asia)	28 February 2007
Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as “will”, “should”, “would” and “could.” These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause SCOR’s actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others: the impact of future investments, acquisitions or dispositions, and any delays, unexpected costs or other issues experienced in connection with any such transaction; cyclicality of the reinsurance industry; changes in general economic conditions, particularly in our core markets; uncertainties in estimating reserves; the performance of financial markets; expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy; the frequency, severity and development of insured claim events; acts of terrorism and acts of war; mortality and morbidity experience; policy renewal and lapse rates; changes in rating agency policies or practices; the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries; changes in levels of interest rates; political risks in the countries in which we operate or in which we insure risks; extraordinary events affecting our clients, such as bankruptcies and liquidations; risks associated with implementing our business strategies; changes in currency exchange rates; changes in laws and regulations, including changes in accounting standards and taxation requirements; and changes in competitive pressures.
These factors are not exhaustive. Additional information regarding risks and uncertainties is set forth in the current annual report of the company. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.